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For Release November 21, 2001






                                  Legends: Filed by: Conestoga Enterprises, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Conestoga Enterprises, Inc.
                                                   (Commission File No. 0-24064)



Contacts:    Conestoga Enterprises, Inc.
             Albert H. Kramer, President
             (610) 582-6204



                      Conestoga Enterprises, Inc. Announces
                 Conditional Merger Agreement to be Acquired by
                            D&E Communications, Inc.

                 Conditional Merger is subject to Termination of Conestoga's Merger Agreement With NTELOS, Inc.

BIRDSBORO, PA - Conestoga Enterprises, Inc. (NASDAQ: CENI) announced today the signing of a conditional merger agreement with D&E Communications, Inc. (NASDAQ:
DECC) and Conestoga's intention to terminate its merger agreement with NTELOS, Inc., dated July 24, 2001. The conditional merger agreement with D&E is subject to, and will be effective upon, the termination of Conestoga's merger agreement with NTELOS, Inc. Pursuant to the terms thereof, Conestoga may not terminate the NTELOS merger agreement until December 7, 2001 (and during the intervening 10 business day period NTELOS will have the opportunity to amend the terms of its transaction with Conestoga so that the D&E transaction is no longer superior).

The conditional merger agreement between D&E and Conestoga is structured as a "cash election" merger in which each Conestoga shareholder will have the option to receive cash and/or D&E common stock valued at $33.00 for each Conestoga share (for a total transaction value of $273.3 million). In the transaction, Conestoga shareholders will be able to choose from one of three options: (1) 55% of the merger consideration in cash and 45% in D&E common stock; (2) 100% in D&E common stock; or (3) 100% in cash; provided that in certain circumstances, pro ration may be applied to these elections and D&E has guaranteed that no less than 55% of the aggregate consideration will be paid in cash. Conestoga shareholders will receive $33.00 per share, in stock, cash or a combination of both, as long as the average share price of D&E common stock before the closing is between $13.00 and $23.00. To the extent that this average is above $23.00 or below $13.00 per share, Conestoga shareholders will receive 1.4348 or 2.5385 shares of D&E stock, respectively, for each Conestoga share which is to be converted into D&E stock. The cash portion of the merger consideration will remain at $33.00. So long as the value of D&E's common stock remains at a level where the value of the stock portion of the merger consideration is at least 40% of the total value of the merger consideration at closing, the transaction is expected to be a tax-free reorganization. In the event the average sale price of D&E's stock for any ten consecutive trading days prior to closing is less than $8.00, Conestoga would have the option to terminate the agreement.

The closing prices for D&E Common Stock and Conestoga Common Stock on NASDAQ were $20.00 and $24.50, respectively, on November 20, 2001.

Conestoga is a party to a merger agreement dated July 24, 2001 with NTELOS, Inc. The NTELOS merger agreement provides for a fixed price of $40 per share within a NTELOS stock price range of $18 to $30. To the extent that this average is either above $30 or below $18 per share, Conestoga shareholders would receive
1.3333 or 2.2222 shares of NTELOS stock, respectively, for each Conestoga share for the stock component of the consideration. The transaction
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would permit Conestoga shareholders to elect to receive up to 58% of the merger consideration in cash and the remainder in NTELOS common stock. The transaction would be a tax-free reorganization. The closing price of NTELOS common stock on the day before the NTELOS merger agreement was $24. The average closing price of NTELOS stock between October 10, 2001 and November 20, 2001 and was approximately $8.35. At an $8.00 NTELOS stock price, the consideration to Conestoga's shareholders would be $26.67, with 40% in cash and 60% in stock. The transaction contemplated by the D&E merger agreement is contingent upon, within ten (10) business days, NTELOS failing to amend the terms of the NTELOS merger agreement such that the D&E transaction no longer represents a superior financial transaction. In such event, Conestoga would have to right to terminate the NTELOS Merger Agreement upon the payment of a break-up fee of $10 million.

Conestoga Enterprises, Inc. is a Birdsboro, Pennsylvania based integrated communications provider serving southern and central Pennsylvania. Through its subsidiaries, Conestoga provides local and long-distance telephone services, wireless PCS, Internet access, paging, cable television and communications equipment solutions. Detailed information about Conestoga Enterprises, Inc. is available online at www.callconestoga.com.

Legg Mason Wood Walker, Inc. advised Conestoga on the transaction.

Forward-looking statements made by Conestoga are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties, including those set forth in reports filed by the Company with the Securities and Exchange Commission, and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. Conestoga undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

D&E and Conestoga would anticipate filing a Joint Proxy Statement/Prospectus with the Commission in the near future, if the Ntelos merger agreement terminates. Investors and security holders could obtain a free copy of this document when and if it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY (IF THE D&E TRANSACTION BECOMES EFFECTIVE) BEFORE MAKING A DECISION CONCERNING THE MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION.

Investors and security holders are also urged to read NTELOS' registration statement on form S-4 and the joint proxy statement/prospectus and any other relevant documents relating to the NTELOS merger transaction described above because they contain important information. The registration statement was filed initially with the commission on September 18, 2001, subject to anticipated future amendment. Investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946- 3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com.